EXHIBIT 4(b)

STOCK OPTION AGREEMENT entered into at  , on this  day of ,   ;

BETWEEN:                 DMR GROUP INC., a corporation
                         legally constituted and having its
                         head office at Montreal, Quebec
                         (hereinafter called the "Corporation"),


AND:

                         (hereinafter called the "Participant").

          WHEREAS the Corporation has, by resolution of its Board of Directors adopted on July 4, 1986, authorized the adoption, at such date, of a Stock Option Plan (the "Plan") set up in order to permit the Corporation, in its discretion, to offer from time to time to certain senior executives and senior management employees of the Corporation and its subsidiaries, by means of stock options, the right to purchase Class A Subordinate Voting Shares (the "Class A Subordinate Shares") of its share capital, at a price per share that may not be less than 90% of the fair market value of the Class A Subordinate Shares, as determined by the Board of Directors of the Corporation, and, as of the listing of the shares on The Montreal Exchange, at a price per share not less than 90% of the prevailing market price on The Montreal Exchange on the day the options are granted; copy of the circular describing the Plan has been remitted to the Participant before the execution of the present agreement and such circular is deemed to form part of this agreement as if it had been completely set out in the agreement;

          WHEREAS the participant is a senior executive/senior management employee of the Corporation and the Corporation wishes to encourage him to promote the affairs of the Corporation to the best of his ability by offering him, under the Plan, the options to purchase l Class A Subordinate Shares from the Corporation.

CONSEQUENTLY, THE PARTIES HERETO HAVE AGREED AS FOLLOWS:

1. The Corporation hereby grants to the Participant, who accepts, the irrevocable options to subscribe for and purchase a total number of l Class A Subordinate Shares from the Corporation (the "Offered Shares"), as they are presently constituted, at a price of $l per share, subject to the conditions hereinafter set out.

2. The options granted by this agreement shall authorize the Participant, if he exercises them, to subscribe for the Offered Shares at the subscription price indicated at article 1, at a rate of not more than the percentage indicated hereafter during any period of twelve (12) months (an "exercise period") over the course of l years following the date of the present agreement. If, however, in any given exercise period a Participant subscribes for a lesser number at shares, or if he does not exercise his options, the Offered Shares which will not have been subscribed for may be subscribed for in one or other of the following exercise periods, provided that no Offered Shares may be subscribed for after the expiry of a period of l years following the date of the present agreement.

3. The percentage of Offered Shares that may be subscribed for during any exercise period is as follows:

                    %    Exercise Period
          0         l    1st
          25        l    2nd
          25        l    3rd
          25        l    4th
          25        l    5th

4. If the Participant wishes to exercise his options in any given exercise period, he shall cause a written notice signed by him to be received by the Secretary of the Corporation, at the head office of the Corporation, such notice to state the number of Offered Shares that he wishes to subscribe for, up to the number of the Offered Shares that he is entitled to subscribe for; such notice shall be deemed to constitute the subscription referred to above.

5. The notice shall be accompanied by a cheque, payable to the order of the Corporation, in an amount which shall represent the subscription price of the Offered Shares which are being subscribed for.

6. At the time of the exercise of an option, a Participant must be a senior executive or senior management employee of the Corporation or of one of its subsidiaries. However, the Participant may, in the three (3) months following the termination of his employment, exercise the options in respect of which he has an acquired right at the date of termination of employment. Furthermore, in the event of the death of the Participant, his heirs, successors or assigns may, during the three (3) months following his death, exercise the options in respect of which the Participant had an acquired right at the date of his death. In the event that there is no exercise of the options within three (3) months following the date of termination of employment or the date of death, as the case may be, the said options become null and void.

7. The Offered Shares which shall have been subscribed for by the Participant will be issued and allotted to the Participant on the tenth (10th) business day following receipt by the Secretary of the Corporation of the notice mentioned in article 3 hereof and thereupon, the Participant will be considered registered holder of the Offered Shares which he will have subscribed for. Until the Offered Shares have been issued and allotted, the Participant shall have none of the rights or obligations of a shareholder with respect to the Shares. The Share Certificates representing the Offered Shares which will have been subscribed for shall be registered in the name of the Participant and delivered in accordance with his written instructions; they will be delivered within thirty (30) days after payment of the subscription price.

8. In the event of the subdivision, consolidation or reclassification of the Class A Subordinate Shares of the Corporation or in the event of the declaration of a stock dividend payable in Class A Subordinate Shares or if the Corporation shall proceed to a re-organization, consolidation or amalgamation, or if it shall sell all or substantially all of its assets to any other company, an adjustment of the rights of the Participant under the present agreement will be effected, if need be, as determined by the auditors of the Corporation, whose decision in such respect shall be final and binding upon all concerned parties.

9. Subject to article 5 hereof, the options granted under the present agreement are for the sole benefit of the Participant and are consequently neither assignable nor transferable; furthermore they shall not benefit the heirs or successors ab intestat of the Participant.

10. If one of the provisions of the present agreement is declared null or non-executory by the courts, such decision will have no effect on the other provisions hereof or their validity.

11. Any modification of the present agreement or waiver of a right thereunder will be without effect unless it is explicit and confirmed by a written document signed by each of the parties hereto.

12. The parties hereto undertake to each other to perform, execute or sign, at any time, any act, procedure or document necessary or useful in order to give full and binding effect to the present agreement.

13. The present agreement shall be governed and interpreted in accordance with the laws of Quebec.

          IN WITNESS WHEREOF, the parties hereto have signed this agreement at the place and on the date first herein-above mentioned.

                              DMR GROUP INC.


                              By:



                              Participant